Filed Pursuant to Rule 433

Registration No. 333-194892

November 17, 2015

Magna International Inc.

Pricing Term Sheet

€550,000,000 1.900% Senior Notes due 2023

Issuer:	Magna International Inc.

Trade Date:	November 17, 2015

Settlement Date:	November 24, 2015 (T+5)

Format:	SEC Registered

Ratings*:	Baa1 (Positive) — Moody’s Investors Service Inc. A- (Stable) — Standard & Poor’s Rating Services

Issue of Securities:	1.900% Senior Notes due 2023

Aggregate Principal Amount Offered:	€550,000,000

Maturity:	November 24, 2023

Interest Rate:	1.900%

Benchmark Bund:	DBR 2.000% due August 15, 2023

Benchmark Bund Price and Yield:	113.610%; 0.224%

Spread to Benchmark Bund:	+170.4 basis points

Mid-Swap Yield:	0.658%

Spread to Mid-Swap Yield:	1.270%

Yield to Maturity:	1.928%

Price to Public:	99.794%, plus accrued interest, if any, from November 24, 2015

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Interest Payment Dates:	Annually in arrears on November 24 of each year, beginning on November 24, 2016

Day Count Fraction:	ACTUAL/ACTUAL (ICMA)

Make-Whole Call:	Prior to August 24, 2023, Bund Rate +25 basis points

Par Call:	On or after August 24, 2023

Listing:

Magna International Inc. intends to apply to list the notes on the New York Stock Exchange. There can be no assurance that any such application will be successful or that any such listing will be granted or maintained.

Denominations:	Minimum of €100,000 and integral multiples of €1,000 in excess thereof.

Common Code/ISIN/CUSIP:	132391068 / XS1323910684 / 559222 AS3

Joint Book-Running Managers:	BNP Paribas Citigroup Global Markets Limited Merrill Lynch International Banco Santander, S.A.

Co-Managers:	HSBC Bank plc ING Bank N.V. Belgian Branch Commerzbank Aktiengesellschaft Mitsubishi UFJ Securities International plc Raiffeisen Bank International AG

It is expected that delivery of the notes will be made against payment therefor on or about November 24, 2015, which will be the fifth London business day following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding London business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas toll-free at (800) 854-5674, Citigroup Global Markets Limited toll-free at (800) 831-9146 or Merrill Lynch International at +44 207 995 3966.